SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K/A
(Amendment No. 1)

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 1999

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _____________ to _____________

Commission file number: 0-15264

          A.    Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

          B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

          This Amendment No. 1 on Form 11-K/A is to amend the Form 11-K filed on June 29, 2000. This 11-K/A is being filed to restate the Plan's net assets by the removal of certain ESOP share activity from the participant-directed net assets that had already been included in the ESOP investments in the accompanying statement of net assets available for plan benefits.

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

FINANCIAL STATEMENTS AND SCHEDULES

AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Report of Independent Public Accountants

To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership
and Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended, as restated-see Note 8. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
August 15, 2000

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	1999	1998

ASSETS:

Participant directed investments, at fair value:
Mutual funds	$5,786,283	$4,228,494
Securities of Employer	421,863	422,261
Participant loans receivable	42,743	27,415
Total participant directed investments	6,250,889	4,678,170

Employee Stock Ownership Plan investments, at fair value:
Unallocated shares of Manatron, Inc. common stock	91,175	235,785
Shares of Manatron, Inc. common stock allocated to participants	1,097,150	749,205
Total Employee Stock Ownership Plan investments	1,188,325	984,990

Contributions receivable	91,522	70,779
Total Assets	7,530,736	5,733,939

LIABILITIES:

Loan payable to bank	50,000	150,000
Total Liabilities	50,000	150,000
NET ASSETS AVAILABLE FOR BENEFITS	$7,480,736	$5,583,939

The accompanying notes to financial statements are
an integral part of these statements

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

		ESOP INVESTMENTS
	Participant Directed	Allocated	Unallocated	Total

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value
of investments	$ 841,703	$ 140,821	$ 12,514	$ 995,038
Interest and dividends	300,259	-	-	300,259
	1,141,962	140,821	12,514	1,295,297

Contributions:
Employee	727,195	-	-	727,195
Employer	109,672	50,000	109,036	268,708
	836,867	50,000	109,036	995,903
Total additions	1,978,829	190,821	121,550	2,291,200
DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	385,367	-	-	385,367
Interest expense	-	-	9,036	9,036
Total deductions	385,367	-	9,036	394,403

ALLOCATION OF 28,568 SHARES	-	157,124	(157,124)	-
Change in net assets available
for benefits	1,593,462	347,945	(44,610)	1,896,797

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,748,949	749,205	85,785	5,583,939

End of year	$6,342,411	$1,097,150	$ 41,175	$7,480,736

The accompanying notes to financial statements are an integral part of this statement.

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

		ESOP INVESTMENTS
	Participant Directed	Allocated	Unallocated	Total

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value
of investments	$634,913	$498,162	$166,121	$1,299,196
Interest and dividends	228,666	-	-	228,666
	863,579	498,162	166,121	1,527,862

Contributions:
Employee	584,124	-	-	584,124
Employer	90,034	50,000	118,037	258,071
	674,158	50,000	118,037	842,195
Total additions	1,537,737	548,162	284,158	2,370,057
DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	223,291	-	-	223,291
Interest expense	-	-	18,037	18,037
Total deductions	223,291	-	18,037	241,328

ALLOCATION OF 28,568 SHARES	-	46,423	(46,423)	-
Change in net assets available
for benefits	$1,314,446	$594,585	$219,698	$2,128,729
NET ASSETS AVAILABLE FOR BENEFITS: Beginning of year, as previously reported	$3,587,306	$154,620	$(133,913)	$3,608,013

Restatment (Note 8)	(152,803)	-	-	(152,803)

Beginning of year, restated (Note 8)	3,434,503	154,620	(133,913)	3,455,210

Change in net assets available for benefits	1,314,446	594,585	219,698	2,128,729

End of year	$4,748,949	$749,205	$ 85,785	$5,583,939

The accompanying notes to financial statements are an integral part of this statement.

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	DESCRIPTION OF PLAN

The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

General

The Plan was established in 1988, by Manatron, Inc. (the "Company" or "Sponsor") as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan ("ESOP") feature, and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

In connection with the 1995 amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen F. Peat, former Chairman and Chief Executive Officer of the Company; using the proceeds of a bank borrowing (see Note 5). The bank borrowing is to be repaid quarterly over a period of five years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Plan's Trustee, is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets.

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company, ATEK Information Systems, Inc., Sabre Systems, Inc. and Specialized Data Systems, Inc. (together the "Employers"). Generally, an employee may become a participant in the Plan on the entry date following completion of one year of eligible service and having attained age 21, as described in the Plan.

Contributions and Vesting

The Plan provides for three different types of contributions:

ESOP Contribution - As previously described, each plan year, the Company will contribute the required loan payments to the ESOP trust. At the time of each payment, 7,142 shares of Company common stock held by the ESOP trust will be committed for release to plan participants. Released shares will be allocated to individual participant accounts based on the percentage of the individual participant's compensation to all eligible participants'

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

compensation for the plan year. Participants must be employed on the last day of the plan year to be eligible for Company contributions. The Company made discretionary contributions to the Plan of $50,000 in 1999 and 1998, which was used to purchase 7,315 and 12,500 shares of Company stock in 1999 and 1998, respectively.

Profit-Sharing Contribution - Each year the Company will decide whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the plan year to be eligible for the Company contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 1999 and 1998.

Elective Salary Deferral Contributions - Employees who participate in the Plan can elect to make voluntary pre-tax contributions in an amount between 1% and 15% of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code, $10,000 in 1999. The Company's matching contribution (currently 25% of participant's contribution up to 5% of eligible pay) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 1999 and 1998 were approximately $110,000 and $90,000, respectively.

Vesting - Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

Participant Loans

Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the Participant Loan Fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest payments will be made ratably through payroll deductions. Currently there are seven loans outstanding with a total face value of approximately $43,000.

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Net Investment Income

Investment income is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income.

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants will be distributed in a lump sum payment, annuity, installments or transfer.

Administrative Expense

The Plan is administered by the Company. Although not obligated to do so, the Company paid administrative expenses and trustee fees on behalf of the Plan totaling approximately $14,000 and $13,000 in 1999 and 1998, respectively .

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to plan provisions and applicable provisions of ERISA. Upon termination of the Plan, all participant's accounts become fully vested and non-forfeitable.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The quoted market price, as reported by the Trustee, was used to approximate the current value for all investments reported at fair value as reported by the trustee. Net appreciation (depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

Adoption of Statement of Position 99-3

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(3)	INVESTMENTS

Investment Options

Participants may direct their elective salary deferral and company matching contributions, in 5% increments, in any of the following investment options:

Manatron Inc. Common Stock Fund - This fund invests in common stock of the Company which currently trades on The Nasdaq Stock Market.

Guaranteed Investment Contract Fund - An investment fund that seeks to safeguard principal and offer a return that will exceed the returns of money market funds.

Munder Intermediate Bond Fund - A broadly diversified portfolio of high quality fixed income securities with maturities from six to ten years.

Fidelity Magellan Fund - A common stock fund which emphasizes growth potential. The fund may hold both foreign and domestic stocks as well as debt securities.

Fidelity Puritan Fund - A balanced fund which invests in both equity and fixed income investments. The fund may invest in foreign holdings and the fixed income portion may be of any quality or maturity.

Munder Index 500 Fund - A fund which provides price performance and income that is comparable to the performance of the S&P 500.

Janus Worldwide Fund - A world growth fund that seeks to invest in common stocks from at least five different countries, including the United States.

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Janus Growth and Income Fund - A growth and income fund that seeks to invest primarily in stocks that have earnings growth potential not recognized by the market and secondarily in stocks for their income potential.

Janus Mercury Fund - A growth fund that seeks to invest in growth stocks of larger well-established companies and/or smaller emerging growth companies that are experiencing an increasing demand for their products and services.

Munder Small Company Growth Fund - A growth fund that seeks to invest in smaller, emerging growth companies that have the potential for faster earnings growth than established companies.

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, are as follows:

	1999		1998

Manatron Stock Fund	$ 421,863		$ 422,261
Guaranteed Investment Contract Fund	382,357		382,774
Fidelity Magellan Fund	1,462,258		1,094,749
Fidelity Worldwide Fund	N/A		508,443
Fidelity Puritan Fund	798,942		748,818
Munder Small Company Growth Fund	N/A		419,614
Munder Index 500 Fund	1,045,206		877,103
Janus Worldwide Investment Fund	777,552		N/A
Janus Mercury Investment Fund	685,473		N/A
ESOP Investment in Manatron Common Stock	1,188,325	*	984,990	*

* Nonparticipant-directed

(4)	NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

The following table summarizes the net appreciation in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	1999	1998

Mutual Funds	$ 767,764	$ 353,304
Securities of Employer	227,274	945,892
	$995,038	$1,299,196

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

(5)	LOAN PAYABLE

In connection with the stock purchase described in Note 1, the Plan entered into a $500,000 term loan agreement with the Trustee. The borrowing is collateralized by the unallocated shares of ESOP stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. The loan agreement provides for quarterly principal payments of $25,000 over five years. The loan bears interest at the prime rate of the lender, which at December 31, 1999 was 8.50%. A summary of future debt maturities is as follows:

Year	Amount

2000	50,000

(6)	TAX STATUS

The Plan obtained its latest determination letter dated August 22, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7)	MERGER OF PLANS

Effective January 1, 2000, the Proval Corporation 401(k) Profit Sharing Plan merged into the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

(8)	RESTATEMENT

Net assets of the Plan have been restated to remove certain ESOP share activity from the participant-directed net assets that had already been included in the ESOP investments in the accompanying statements of net assets available for plan benefits. The restatement reduced previously reported net assets available for benefits by approximately $153,000 at January 1, 1998 and reduced the previously reported change in net asset available for benefits by approximately $345,000 and $371,000 in 1999 and 1998, respectively. The change in net assets is reflected in employee contributions and net appreciation of investments in the accompanying statements of changes in net assets available for plan benefits. Individual participants' account balances were not impacted by this misstatement.

SCHEDULE I

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

EIN: 38-1983228 PLAN NUMBER: 002

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Identity of Party Involved	Description of Investment	Number of Shares	Fair Value

Participant DirectedInvestments:

*Manatron, Inc.	Manatron, Inc. Common Stock Fund	66,175	$421,863

*Comerica, Inc.	Guaranteed Investment Contract	380,130	382,357

	Munder Intermediate Bond Fund	8,124	73,604

	Fidelity Magellan Fund	10,702	1,462,258

	Fidelity Puritan Fund	41,983	798,942

	Munder Small Company Growth Fund	19,004	339,032

	Munder Index 500 Fund	33,760	1,045,206

	Janus Growth & Income Fund	5,290	221,859

	Janus Worldwide Investment Fund	10,173	777,552

	Janus Mercury Investment Fund	15,646	685,473
Participant Loan
Balances: *Comerica, Inc.	Participant Loans Receivable	Interest at rates ranging from 8.75% to 9.50%, maturing at various dates through 2004.	42,743
Total Participant
Directed Investments			6,250,889

Employee Stock Ownership
Plan Investments:
*Comerica, Inc.	Manatron, Inc. Common Stock	186,404	1,188,325

Total assets held for investment purposes			$7,439,214

* Indicates a party-in-interest.

Exhibits:

23	Consent of Arthur Andersen LLP dated August 31, 2000.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 6, 2000

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP
AND SALARY DEFERRAL PLAN

By: /s/ Paul R. Sylvester

      Paul R. Sylvester
      President and Chief Executive Officer
      and Member of the Administrative Committee of
      the Manatron, Inc. Salary Deferral and Employee
Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Arthur Andersen LLP dated August 31, 2000.